A19 3-22-2005 *

05035595

RECEIVED MAR - 1 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TradeWeb LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 2200 Plaza Five
(No. and Street)

Jersey City (City) NJ (State) 07311-4993 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jonathan Pittinsky 201-536-6528
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/23/05

OATH OR AFFIRMATION

I, Jonathan Pittinsky, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TradeWeb LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 23rd day of Feb., 2005

Signature

Director of Financial Operations
Title

Notary Public

SHERI S. FEIBUSH
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 5/4/2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ ~~Cash Flows~~
- ☒ ~~(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Cap~~ital.
- ☐ ~~(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors~~.
- ☒ (g) Computation ~~of Net Capi~~tal.
- ☒ ~~(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.~~
- ☒ ~~(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.~~
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TradeWeb LLC

Statement of Financial Condition
December 31, 2004

TradeWeb LLC
Index
December 31, 2004

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of TradeWeb LLC

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of TradeWeb LLC (the "Company") at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 23, 2005

TradeWeb LLC
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 23,820,080
Accounts receivable	913,325
Receivable from affiliates	158,127
Other assets	312,117
Total assets	$ 25,203,649
Liabilities and Member's Capital	
Accounts payable and accrued expenses	$ 1,618,061
Accrued compensation expense	3,338,361
Payable to affiliates	3,584,134
Total liabilities	8,540,556
Member's capital	16,663,093
Total liabilities and Member's capital	$ 25,203,649

The accompanying notes are an integral part of this financial statement.

1. Organization

TradeWeb LLC (the "Company"), a wholly owned subsidiary of Thomson TradeWeb LLC (formerly TradeWeb Group LLC) (the "Parent"), is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company provides services that enable institutional investors to trade fixed income securities with their dealers on a communication network (the "TradeWeb Network") developed by the Parent.

On May 21, 2004 (the "Sale Date"), the Parent was sold to The Thomson Corporation Delaware Inc. by its Members, and is now a wholly owned subsidiary of The Thomson Corporation Delaware Inc. These financial statements are presented on a historical basis and do not reflect acquisition-related adjustments recorded by The Thomson Corporation Delaware Inc.

2. Significant Accounting Policies

The following is a summary of significant accounting policies:

Cash and Cash Equivalents

The Company considers short-term money market instruments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Income Tax

Prior to the Sale Date the Company and the Parent were limited liability companies with multiple members (which were taxed as a partnership). Effective on the Sale Date, the Company and the Parent are limited liability companies with a single member and, accordingly, the Company recognizes the current and deferred tax consequences of all transactions that have been recognized in the financial statements using the provisions of the enacted tax laws. Deferred tax assets are recognized for temporary differences that will result in deductible amounts in future years and for tax loss carry-forwards. A valuation allowance is recorded to reduce deferred tax assets to an amount that more likely than not will be realized. Deferred tax liabilities are recognized for temporary differences that will result in taxable income for future years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and the differences may be material.

Indemnifications

In the normal course of business, the Company enters into user agreements with its customers which provide the customers with indemnification from third parties in the event that the TradeWeb Network infringes upon the intellectual property or other proprietary right of a third party. The Company's exposure under these user agreements is unknown as this would involve estimating future claims against the Company which have not yet occurred. However, based on its experience, the Company expects the risk of a material loss to be remote.

3. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain net capital, as defined, equivalent to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2004, the Company had net capital of $14,825,257, which exceeded its requirement of $569,370 by $14,255,887. The Company's ratio of aggregate indebtedness to net capital was .58 to 1.

The Company claims exemption from Rule 15c3-3 under the exemptive provision of (k)(2)(i).

4. Concentration of Credit Risk

The Company may be exposed to credit risk regarding its receivables, which are primarily receivable from financial institutions, including investment managers and broker/dealers. The Company believes that its credit risk exposure is limited and does not consider it necessary and, therefore, has not established an allowance for doubtful accounts with regard to these receivables.

5. Employees Savings Plan

Prior to the Sale Date, the Company had a 401(k) savings plan for its US employees whereby eligible employee could voluntarily contribute a percentage of compensation not in excess of 12% of the employees' annual compensation, which was matched 100% by the Company. As of the Sale Date, the employees were 100% vested in the matching contributions.

After the Sale Date, the Company adopted a new 401(k) savings plan for its US employees whereby employees may voluntarily contribute up to 16% of their annual compensation, excluding bonus. The Company matches 50% of the employee's contribution, up to 3%, which vests over a four year period of time.